02 APR 30 AM 11:03

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

17 April 2002

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02028725

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

SUPPL

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dlw 4/30

On 17 April 2002, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the company to satisfy options granted under the Company's Sharesave scheme) subscribed for 25,386 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 25,386 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company Severn Trent Plc	2. Name of director Mr J K Banyard
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of Director named in (2) above	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Mr J K Banyard
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary Re-investment of dividend in Single Company ISA

7. Number of shares/amount of stock acquired 30	8. Percentage of issued class 0.000009%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security Ordinary shares of 65 5/19 pence each	12. Price per share £7.32	13. Date of transaction 8 April 2002	14. Date company informed 15 April 2002

15. Total holding following this notification 16,846	16. Total percentage holding of issued class following this notification 0.005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number od shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification Peter P Davies (Company Secretary) Date of notification _____17 April 2002 _________

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**

ENQUIRIES: COMPANY MONITORING; UK LISTING AUTHORITY

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company Severn Trent Plc	**2.** Name of director Mr B Duckworth
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of Director named in (2) above and his spouse	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Mr B Duckworth - 22 shares Mrs S Duckworth - 20 shares
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary Re-investment of dividend in Single Company ISA

7. Number of shares/amount of stock acquired 42	**8.** Percentage of issued class 0.000012%	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class N/A
11. Class of security Ordinary shares of 65 5/19 pence each	**12.** Price per share £7.32	**13.** Date of transaction 8 April 2002	**14.** Date company informed 15 April 2002

15. Total holding following this notification 19,565	**16.** Total percentage holding of issued class following this notification 0.006%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification
23. Any additional information	**24.** Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification Peter P Davies (Company Secretary) Date of notification ______17 April 2002 ________

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring; UK Listing Authority